

Mailstop 4631

December 13, 2016

Via E-Mail
Ms. Shefali Vibhakar
President
Genesys Industries, Inc.
1914 24th Avenue E
Palmetto, Florida 34221

> **Re:** **Genesys Industries, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 29, 2016**
> **File No. 333-213387**

Dear Ms. Vibhakar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2016 letter.

Summary Financial Information, page 9

1. The header to your table indicates that you have presented income statement data for the period from June 21, 2010 (date of inception) to September 30, 2011. In order to present financial information for the most recent annual and interim periods, please correct the header to indicate that the statement of operations data is for the year ended June 30, 2016 and present the appropriate amounts for that period for the respective financial statement line items.

Plan of Operations, page 44

2.   We note your response to comment 7 in our letter dated November 10, 2016 that you revised your disclosure. However, it does not appear that any revisions were made. We re-issue our comment. Please revise this section to include a more detailed plan of operations for the next 12 months and through the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including capital expenditures and any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. Your revisions should also clarify the priority in which you will seek to accomplish each step. In addition, please address your plans if only a nominal amount of funds are raised in the offering.

Item 15. Recent Sales of Unregistered Securities, page 50

3.   We note your response to comment 5 in our letter dated November 10, 2016. Please revise your disclosure to provide the information required by Item 701 of Regulation S-K for the 10,000 shares of common stock issued to Ms. Vibhakar.

Financial Statements for the Period Ended September 30, 2016

Condensed Statements of Operations, page F-14

4.   Please revise the presentation of basic and diluted loss per common share on the face of your statements of operations to indicate that basic and diluted loss per common share were $0.00 and $(0.02) for the three months ended September 30, 2016 and 2015, respectively.

Subsequent Events, page F-18

5.   Please revise your disclosure to disclose the date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1. Your current disclosures imply your balance sheet is dated November 28, 2016 which is not accurate and does not satisfy the requirements of ASC 855-10-50-1.

You may contact Jeff Gordon (Staff Accountant) at 202-551-3866 or Anne McConnell (Staff Accountant) at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Faiyaz Dean
Dean Law Corp.